SOLARFUN BECOMES MEMBER OF PV CYCLE

Shanghai, China, January 29 2010  –  Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (“PV”) cells and modules in China, today announced that the Company joined PV Cycle, an organization dedicated to making the solar industry “double green” by introducing programs to take back and recycle end-of-life PV modules.

Peter Xie, President of Solarfun, commented, “We remain dedicated to finding new ways to make our products even more environmentally friendly, from increasing both cell and production efficiencies, to proactively adopting recycling programs for our end-of-life PV modules.  By recycling, we hope to further help the environment by reducing waste and the amount of energy required to produce raw materials for producing PV modules.  Therefore, we are enthusiastic about joining PV Cycle and look forward to contributing to the development of new standards of sustainability.”

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-152005) filed on July 14,2008

ABOUT SOLARFUN
Solarfun Power manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G
www.solarfun-power.com

SOURCE: Solarfun Power Holdings Co., Ltd.

Solarfun Investor Contact:
Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen
Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

Solarfun Media Contact:
Stacie Campbell
Corporate Marketing Manager
Stacie.campbell@solarfun-power.com